December 16, 2005

Mr. Mike Moran
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3561
100 F. Street N.E.
Washington, D.C. 20549

Re: Form 10-K/A (Amendment No. 2) for the
      Fiscal Year Ended September 24, 2004
      Filed on November 30, 2005
    Response Letter Dated November 30, 2005
    File No. 1-15589

Dear Mr. Moran:

We have received the staff's comment letter dated December 2, 2005 and our response to each of those comments is set forth below:

  FORM 10-K/A (AMENDMENT NO. 2) FOR THE YEAR ENDED SEPTEMBER 24, 2004

1. WE NOTE THAT THE NET INCOME OR LOSS LINE ITEM REQUIRED BY RULE 5-03(b)(19) of REGULATION S-X HAS BEEN OMITTED. PLEASE INCLUDE THE NET INCOME
(LOSS) LINE ITEM IN FUTURE FILINGS. YOU SHOULD ALSO SIMILARLY REVISED THE TABULAR PRESENTATIONS INCLUDED IN SELECTED FINANCIAL DATA ON PAGE 6 AND SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) ON PAGE 8 IN FUTURE FILINGS.

Response: We advise the staff that in future filings we will revise the presentation of our Statement of Operations which currently ends with "Net
(loss) income available to common shareholders" to end with "Net (loss) income" as required by Rule 5-03(b)(19) of Regulation S-X. Similarly, in future filings, we will also revise the tabular presentations included in the selected financial data on page 6 and selected quarterly financial data (unaudited) on page 8. The calculation of the amounts included in the Statement of Operations will remain unchanged as a result of this revision.


2. WE NOTE YOUR RESPONSE TO COMMENT 1 IN OUR LETTER DATED OCTOBER 27, 2005 AND THE REVISIONS TO YOUR FILINGS. YOU INDICATE THAT THE RECONCILIATION OF NET INCOME TO NET CASH FLOWS FROM OPERATING ACTIVITIES WAS REVISED TO BEGIN WITH NET INCOME. HOWEVER, IN THE FILING, THE RECONCILIATION BEGINS WITH NET INCOME OR LOSS AVAILABLE TO COMMON SHAREHOLDERS. PLEASE REVISE FUTURE FILINGS ACCORDINGLY.

Response: We advise the staff that in future filings we will revise the presentation of our Statement of Cash Flows which currently begins with "Net
(loss) income available to common shareholders" to begin with "Net (loss)
income."   The calculation of the amounts included within the Statement of
Cash Flows will remain unchanged as a result of this revision.


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Should you have any additional questions regarding these matters please feel free to contact me.

Sincerely,



/s/ Michael D. James
------------------------
Michael D. James
Vice President and
Chief Financial Officer


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